St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

[redacted]

04035196

June 15, 2004

RECEIVED
2004 JUL -2 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #152 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for
MICHAEL A. TERRELL,
President

/mjh
enclosures

dlw 7/6

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

St.Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Intersects More Gold In Burkina Faso, Drilling Continues

Vancouver, June 15, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to report drilling results from the company's 90% owned Goulagou gold project in Burkina Faso. Drilling continues to define a fully oxidized, bulk tonnage resource with mineable grades and widths. Highlights from the latest round of drilling results include **32meters of 2.02g/t, 26 meters of 2.16 g/t, 34 meters of 1.66 g/t and 45 meters of 1.60 g/t.** Drilling to date has traced the GG2 zone for a strike length of approximately 1.6 kilometers. At GG1 it appears that the mineralization exists in 2 parallel zones. Drilling continues in the area of GG1 where the company is delineating the extent of the mineralization.

A table of all the latest significant results follows:

HOLE #	DIP	Coordinates		From - To	Interval Width	Grade g/t
	Degree	North (m)	East (m)	(m)	Width (m)	
GG – 2 Zone						
SJB-56	-45	1505196.11	576807.99	25-32	7	1.57
SJB-58	**-45**	**1505232.88**	**576706.80**	**28-60**	**32**	**2.02**
SJB-59	**-45**	**1505240.34**	**576611.63**	**17-43**	**26**	**0.97**
SJB-60	-45	1505442.69	576054.72	29-34	5	1.73
SJB-61	**-45**	**1505445.04**	**575956.44**	**4-16**	**12**	**1.58**
SJB-62	-45	1505457.92	575465.87	2-28	26	1.32
SJB-63	**-45**	**1505413.08**	**575514.40**	**14 -40**	**26**	**2.16**
Incl.				**17-24**	**7**	**4.46**
SJB-64	-45	1505495.46	575416.20	31-55	24	0.96
SJB-65	**-45**	**1505470.82**	**575412.02**	**8-25**	**17**	**1.55**
Incl.				**21-25**	**4**	**3.53**
SJB-67	-45	1505525.49	575212.43	16-34	18	1.27
SJB-70	-45	1505351.93	576367.68	48-51	3	1.80
SJB-71	**-45**	**1505267.45**	**576563.37**	**20-30**	**10**	**1.89**
Incl.				20-26	6	2.76
				57-61	4	3.36
SJB-72	**-45**	**1505292.75**	**576470.15**	**39-73**	**34**	**1.66**
Incl.				**58-73**	**15**	**2.24**
SJB-73	-45	1505413.43	576331.75	11-19	8	1.02
				110-131	**21**	**1.59**
Incl				**122-131**	**9**	**3.01**

HOLE #	DIP	Coordinates		From - To	Interval Width	Grade g/t
	Degree	North (m)	East (m)	(m)	Width (m)	
SJB-74	-45	1505452.72	576332.89	50-75	25	0.99
SJB-75	-45	1505441.34	576095.22	19-25	6	1.35
SJB-76	-45	1505503.39	576057.63	79-81	2	1.56
SJB-77	-45	1505450.39	576006.69	7-13	6	1.14
SJB-79	**-45**	**1505430.03**	**575854.29**	**4 -23**	**19**	**1.08**
Incl.				**5-10**	**5**	**1.93**
GG – 1 Zone						
SJB-80	-45	1506995.68	573066.41	8-11	3	1.76
Incl.				43-48	5	1.23
SJB-81	-45	1507046.60	573146.54	45-47	2	4.95
SJB-83	-45	1507028.83	573281.86	26-38	12	1.09
SJB-84	-45	1507073.65	573997.46	55-61	6	1.23
SJB-86	-45	150770.762	574048.666	5-22	17	1.10
Incl.				9-19	10	1.40
SJB-87	-45	1507097.80	574168.84	0-15	15	1.06
SJB-99	-45	1505427.72	576357.89	22-27	5	1.71
SJB-107	**-45**	**1506965.72**	**573723.55**	**1-4**	**3**	**7.87**
SJB-110	**-45**	**1505332.75**	**576470.15**	**73-102**	**29**	**1.83**
Incl.				**73-82**	**9**	**4.00**
Incl.				**93-102**	**9**	**1.59**
SJB-111	**-45**	**1505257.75**	**576470.15**	**12-57**	**45**	**1.60**
Incl.				**46-57**	**11**	**3.50**
Incl.				**35-57**	**22**	**2.55**
SJB-112	-45	1505307.45	576563.37	59-64	5	1.57
				89-94	5	3.55
SJB-113	**-45**	**1505432.72**	**576332.89**	**127-161**	**34**	**1.70**
Incl.				**127-150**	**23**	**1.76**
Incl.				**132-146**	**14**	**2.24**

St. Jude's management is planning to maximize shareholder value from the gold deposits at Goulagou/Rounga. The engineering team have begun baseline engineering for the feasibility study, including extensive metallurgical testing with McClelland Labs in Reno Nevada. In March 2004 the company announced the option to purchase a partially refurbished heap leach gold plant capable of producing up to 120,000 ounces per year. A review of the plant is nearly finished and the company expects to announce a final decision this summer.

The previous operator of Goulagou, Channel Resources ("CRL"), had recoveries up to 95% from preliminary metallurgical testing on oxide samples from the GG2 zone. This is a strong indication that the oxide ore may be amenable to low cost heap leach mining techniques. CRL calculated a preliminary inferred resource at GG1, GG2, Rounga and Sobona North according to the guidelines provided by the Canadian Mining Standards Task Force (1999). This resource was reported as:

- ***GG1 and GG2 -*** ***700,000 ounces***
- ***Rounga -*** ***48,700 ounces***
- ***Sobona North -*** ***26,000 ounces***
- ***Initial Inferred Resource*** ***= 774,700 ounces***

No independent verification of this data has been performed. St. Jude has not completed sufficient exploration to verify the CRL resource estimates, however the company has been on the project for over one and half years and all of our exploration results correlate well with the CRL data. This leads the company to the conclusion that the exploration carried out by CRL was done in a professional and diligent manner.

The success of the current program has encouraged St Jude to ramp up its exploration program significantly. The current phase of drilling is budgeted at $1.5 million with an additional $1.5 million planned for engineering studies. St. Jude's exploration is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the Qualified Person responsible for the design and management of the drill program.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining techniques. The company's projects in Ghana and Burkina Faso now cover over 1,071 sq. km. (264,000 acres) of one of the richest and most productive gold bearing regions in the world. With $14 million in cash, no debt, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com

St. Jude
RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

June 23, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: June 5-23, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for

MICHAEL A. TERRELL,
President

/mjh
enclosure

2004-06-23 20:28 ET

Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : June 5, 2004 - June 22, 2004

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: St. Jude Resources Ltd.
Insider's Relationship to Issuer: 4 - Director of Issuer
Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
273127	2004-06-09	2004-06-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+4,000	1.3900	1,106,690						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
273131	2004-06-09	2004-06-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	1.3500	1,109,690						
273138	2004-06-14	2004-06-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+600	1.2500	1,110,290						
273141	2004-06-14	2004-06-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+300	1.2800	1,110,590						
273146	2004-06-14	2004-06-15	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.3000	1,112,590						
278209	2004-06-15	2004-06-23	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	1.3200	1,117,590						
278213	2004-06-15	2004-06-23	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.3000	1,119,590						
278216	2004-06-15	2004-06-23	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	1.3500	1,122,590						
278218	2004-06-16	2004-06-23	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	1.3000	1,123,590						
278220	2004-06-16	2004-06-23	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,500	1.3500	1,125,090						
278221	2004-06-16	2004-06-23	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-5,000	1.3600	1,120,090						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
278223	2004-06-16	2004-06-23	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-45,000	1.3500	1,075,090						
278224	2004-06-17	2004-06-23	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-100,000	1.3000	975,090						
278225	2004-06-21	2004-06-23	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,500	1.2900	976,590						
278226	2004-06-22	2004-06-23	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.2100	978,590						
278227	2004-06-22	2004-06-23	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	1.2700	979,590						